Exhibit 99.2
Management’s discussion and analysis of financial conditions and results of operations
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our interim condensed consolidated financial statements and the related notes included as Exhibit 99.1 to the Report on Form 6-K to which this discussion and analysis is included as Exhibit 99.2 and our audited financial statements and the related notes and the section “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2021.
Our interim condensed consolidated financial statements are presented in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). None of the consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The terms “dollar,” “USD” and “$” refer to U.S. dollars and the terms “Swiss franc” and “CHF” refer to the legal currency of Switzerland, unless otherwise indicated.
Unless otherwise indicated or the context otherwise requires, all references to “SOPHiA GENETICS,” “SOPH,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to SOPHiA GENETICS SA and its consolidated subsidiaries.
Cautionary Statement Regarding Forward-Looking Statements
This discussion and analysis contain statements that constitute forward-looking statements. All statements other than statements of historical facts, including statements regarding our future results of operations and financial position, business strategy, technology, as well as plans and objectives of management for future operations are forward-looking statements. Many forward-looking statements can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified in the “Risk Factors” section of our Annual Report on Form 20-F for the year ended December 31, 2021 and in our other Securities and Exchange Commission (“SEC”) filings. These forward-looking statements include, among others:
•our expectations regarding our revenue, gross margin, expenses, and other operating results, including statements relating to the portion of our remaining performance obligation that we expect to recognize as revenue in future periods;
•our plans regarding further development of our SOPHiA DDM TM Platform and related products and solutions, which we collectively refer to as “SOPHiA Platform,” and its expansion into additional features, applications and data modalities;
•future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements, future revenues, expenses, reimbursement rates and needs for additional financing;
•our expectations regarding the market size for our platform, services and products and the market acceptance they will be able to achieve;
•our expectations regarding changes in the healthcare systems in different jurisdictions, in particular with respect to the manner in which electronic health records are collected, distributed and accessed by various stakeholders;
•the timing or outcome of any domestic and international regulatory submissions;

•impact from future regulatory, judicial, and legislative changes or developments in the United States and foreign countries;
•our ability to acquire new customers and successfully engage and retain customers;
•the costs and success of our marketing efforts, and our ability to promote our brand;
•our ability to increase demand for our products and services, obtain favorable coverage and reimbursement determinations from third-party payors and expand geographically;
•our expectations of the reliability, accuracy and performance of our products and services, as well as expectations of the benefits to patients, medical personnel and providers of our products and services;
•our expectations regarding our ability, and that of our manufacturers, to manufacture our products;
•our efforts to successfully develop and commercialize our products and services;
•our competitive position and the development of and projections relating to our competitors or our industry;
•our ability to identify and successfully enter into strategic collaborations and other strategic transactions in the future, and our assumptions regarding any potential revenue and benefits that we may generate thereunder and therefrom;
•our ability to obtain, maintain, protect and enforce intellectual property protection for our technology, products and services, and the scope of such protection;
•our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of third parties;
•our expectations regarding the impact of the COVID-19 pandemic;
•our plans with respect to use of proceeds from our initial public offering (“IPO”);
•our ability to enter into additional statement of works and other related agreements to support the Master Alliance Agreement with GE Precision Healthcare LLC (“GE Healthcare”) and our expectations with respect to the terms and the effect on us and our business of our current and any future statements of work and other related such agreements;
•our ability to enter into a definite collaboration agreement and other related agreements, if any, with Memorial Sloan Kettering Cancer Center (“MSK”) and our expectations with respect to the terms and the effect on us and our business of such definitive agreements;
•our ability to attract and retain qualified key management and technical personnel; and
•our expectations regarding the time during which we will be an emerging growth company under the Jumpstart our Business Startups Act of 2012 (“JOBS Act”) and a foreign private issuer.
These forward-looking statements speak only as of the date of this discussion and analysis and are subject to a number of risks, uncertainties and assumptions described in the “Risk Factors” section of our Annual Form 20-F for the year ended December 31, 2021, this discussion and analysis and our other SEC filings. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. You should read this discussion and analysis completely and with the understanding that our actual future results may be materially different from what we expect.
Overview
We are a cloud-native software company in the healthcare space dedicated to establishing the practice of data-driven medicine as the standard of care and for life sciences research. We purposefully built a software platform capable of analyzing data and generating insights from complex multimodal data sets and different diagnostic modalities. Our platform standardizes, computes and analyzes digital health data and is used across decentralized locations to break down data silos. This enables healthcare institutions to share knowledge and experiences and to build a collective intelligence. We envision a future in which all clinical diagnostic test data is channeled through a decentralized analytics platform that will provide insights powered by large real-world data sets and AI. We believe that a decentralized platform is the most powerful and effective solution to create the largest network, leverage data and bring the benefits of data-driven medicine to customers and patients globally. In doing so, we can both support and benefit from growth across the healthcare ecosystem.
In 2014, we launched the first application of our platform to analyze next-generation sequencing (“NGS”) data for cancer diagnosis. In 2019, we launched our solution for radiomics data that enables longitudinal monitoring of cancer patients and tumor progression throughout their disease journey. Today, we believe that our SOPHiA Platform, commercialized under the name “SOPHiA DDM,” is one of the most widely used decentralized analytics platforms globally for clinical genomics. To date, our SOPHiA Platform has supported the analysis of more than one million genomic profiles and has been utilized in clinical trials and research projects discussed in more than 400 peer-reviewed publications. We commercialize our SOPHiA Platform and related solutions, products and services as Research Use Only (“RUO”) and Conformité Européenne (“CE”) in vitro device (“IVD”) products.
We began our operations in 2011 and launched our first application in 2014. Since then, our operations have focused on organizing and staffing our Company, business planning, conducting research and development of our SOPHiA Platform, selling and marketing our SOPHiA Platform and raising capital.
Our clinical customers primarily include academic and non-academic hospitals and reference and specialty laboratories. Our biopharma customers primarily include pharmaceutical and biotechnology companies and clinical research organizations (“CROs”). Our customers are able to access our SOPHiA Platform through three primary access models: dry lab access, bundle access and integrated access. As of September 30, 2022, we operated a global direct sales team of approximately 70 field-based commercial representatives.
Recent Developments
Continued Focus on Strategic Partnerships and Transactions
We are continually developing strategic relationships and engaging in strategic transactions across the healthcare ecosystem with companies who also provide products and services to our customers. For example, we recently announced that we have entered into a memorandum of understanding (“MOU”) with Memorial Sloan Kettering to collaborate on improving outcomes for oncology patients through blending the power of SOPHiA GENETICS’ large, global network and deep expertise in predictive algorithms with MSK’s clinical expertise in cancer genomics.

We also recently announced a partnership with Boundless Bio, Inc. (“Boundless Bio”), a next-generation precision oncology company developing innovative therapeutics directed against extrachromosomal DNA (ecDNA) in oncogene amplified cancers along with a precision diagnostic method called ECHO (ecDNA Harboring Oncogenes) to detect ecDNA from a patient’s routine tumor sequencing data. The partnership between Boundless Bio and SOPHiA GENETICS will further develop ECHO for use in ecDNA-directed therapeutic clinical trials.

We also recently expanded our strategic partnership with Microsoft Corporation (“Microsoft”) to improve healthcare workflows globally. We expect the partnership will help accelerate multimodal health data analytics and the breaking of data silos across our customer base, as we leverage Microsoft Azure’s cloud computing services to enable greater operational efficiencies.

Impact of the COVID-19 Pandemic
In 2020, particularly in the second quarter of 2020, the COVID-19 pandemic had negatively affected our revenue, analysis volume and customer acquisition. Since then, we have experienced a sustained recovery, and our analysis volumes now exceed pre-pandemic levels. The COVID-19 pandemic has also created opportunities for us. For example, we collaborated with Paragon Genomics, Inc. to develop a NGS assay for COVID-19 that leverages our SOPHiA Platform’s analytical capabilities. In early 2021, we introduced our own COVID-19 bundled access product and pipeline, from which we derived $0.3 million and $0.9 million in revenues during the three months and nine months ended September 30, 2022 and $0.6 million and $1.9 million for the three months and nine months ended September 30, 2021. While our COVID-19 solution did not constitute a significant part of our revenue, and we do not expect it to do so in the future, we believe that our ability to develop and offer the solution in a timely fashion illustrates the flexibility and adaptability of our SOPHiA Platform.
We are continually evaluating the impact of the COVID-19 pandemic on our business and financial condition, which we believe will be primarily driven by the severity and duration of the pandemic, the pandemic’s impact on the U.S. and global economies; the timing, availability, effectiveness and acceptance of vaccines and treatments, particularly against emerging variants of the novel coronavirus; and the scope and effectiveness of national and local governmental responses to the pandemic. Those primary drivers are beyond our knowledge and control, and as a result, at this time, the ultimate impact of the COVID-19 pandemic on our business, financial condition and results of operations for the remainder of 2022 and thereafter cannot be reasonably predicted. We are continuously assessing and adapting our working practices and business operations to ensure compliance with official guidance and containment measures related to the pandemic, and we are working proactively with our partners and other stakeholders to take steps to mitigate and minimize any negative impact of the COVID-19 pandemic on our research and development activities, commercial activities and other business operations.
Factors Affecting Our Performance
We believe that our financial performance has primarily been driven by, and in the foreseeable future will continue to be primarily driven by, the factors discussed in the “Operating and Financial Review and Prospects—Operating Results—Factors Affecting Our Performance” section of our Annual Report on Form 20-F for the year ended December 31, 2021. While these factors present significant opportunities for our business, they also pose challenges that we must successfully address in order to sustain our growth and improve the results of our operations. Our ability to successfully address these challenges is subject to various risks and uncertainties described in our Annual Report on Form 20-F for the year ended December 31, 2021, particularly in the section titled “Risk Factors,” as well as in our other SEC filings.
Exchange Rates
We operate internationally, and a majority of our revenue, expenses, assets, liabilities and cash flows are denominated in currencies other than our presentation currency, the U.S. dollar. Our revenues are generated primarily in the U.S. dollar, the euro, and the Swiss franc, and, to a lesser extent, the British pound, the Australian dollar, the Brazilian real, the Turkish lira and the Canadian dollar depending on our customers’ geographic locations. Our expenses are incurred primarily in the U.S. dollar, the euro, and the Swiss franc and, to a lesser extent, the British pound, the Australian dollar and Brazilian real. We currently do not use any financial instruments to manage our exchange rate risks, which we have been partially mitigating by matching costs in the same foreign currency.
For the three months and nine months ending September 30, 2022, a number of key currencies that we transact in, notably the euro, the Swiss franc, the British pound, and the Turkish lira, continued to weaken against the U.S. dollar. As a result of the unfavorable shift in foreign exchange rates, our financial performance was noticeably impacted.

Key Operating Performance Indicators
We regularly monitor a number of key performance indicators and metrics to evaluate our business, measure our performance, identify key operating trends and formulate financial projections and strategic plans. We believe that the following metrics are representative of our current business, but the metrics we use to measure our performance could change as our business continues to evolve. Our key performance indicators primarily focus on metrics related to our SOPHiA Platform, as platform revenue comprises the majority of our revenues.
Our clinical customers can access our platform using three different models: dry lab access, bundle access and integrated access. In the dry lab access model, our customers use the testing instruments and solutions of their choice and our SOPHiA Platform and algorithms for variant detection and identification. In the bundle access model, we bundle DNA enrichment solutions with our analytics solution to provide customers the ability to perform end-to-end workflows. In the integrated access model, our customers have their samples processed and sequenced through select SOPHiA Platform collaborators within our clinical network and access their data through our SOPHiA Platform. As used in this section, the term “customer” refers to any customer who accesses our SOPHiA Platform through the dry lab and bundle access models. We exclude from this definition any customers accessing our SOPHiA Platform using the integrated business model because they tend to use our platform in an ad hoc manner compared to our dry lab and bundle access customers who typically do so in a recurring fashion, generate an immaterial portion of our revenue and analysis volume and constitute a small part of our customer base. We also exclude from this definition customers who only use Alamut through our SOPHiA Platform.
Platform Analysis Volume
The following table shows platform analysis volume for the three and nine months ended September 30, 2022 and 2021:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
SOPHiA Platform analysis volume	61,935	61,920	193,228	177,799
Platform analysis volume represents a key business metric that reflects our overall business performance, as we generate revenue on a pay-per-analysis basis. Platform analysis volume measures the number of analyses that generated revenue to us and were conducted by our customers, excluding volumes generated by customers who access our SOPHiA Platform exclusively through the integrated access model. Analysis volume is a direct function of the number of active customers and usage rates across our customer base during a specified time period. While our platform analysis volume is a major driver of our revenue growth, other factors, including product pricing, access model used and customer size mix, also affect our revenue. Because of that, our revenue may increase in periods in which our analysis volume decreases and vice versa.
Analysis volume increased to 61,935 from 61,920 and increased to 193,228 from 177,799 for the three and nine months ended September 30, 2022, representing flat year-over-year growth and 9% year-over year growth for the three and nine months ended September 30, 2022. The flat year-over-year growth for the three months ended September 30, 2022 was attributable to growth in our core platform analysis volume offset by the continued decline of our COVID-19-related analysis volume, as the COVID-19 pandemic transitions into an endemic phase. The increase in our core platform was driven by the growth of our new products and the continued growth of our customer base. The increase in year-over-year growth for the nine months ended September 30, 2022 was attributable to growth in our core platform analysis volume partially offset by the continued decline of our COVID-19-related volumes. While platform analysis volume is a primary driver of our overall revenue, there are other important factors that also contribute to our revenue performance, including access model mix, Alamut license sales, biopharma service revenue, and workflow equipment and services revenue. These factors contributed to net year-over-year growth in our overall revenue in the third quarter of 2022.

Total Recurring Platform Customers
The following table shows the number of existing recurring platform customers, as of September 30, 2022 and 2021, new recurring platform customers acquired during the three months ended September 30, 2022 and 2021, and the total number of recurring customers as of September 30, 2022 and 2021:

	As of September 30,
	2022	2021
Existing recurring SOPHiA Platform customers	366	360
New recurring SOPHiA Platform customers	17	15
Total recurring platform customers	383	375
We track the number of our recurring platform customers, defined as the number of customers who generated revenue during the specified time period, as a key measure of our ability to generate recurring revenue from our install base. We further define our recurring platform customers as “existing” or “new” recurring platform customers based on the year in which they first accessed our SOPHiA Platform and generated revenue for us.
The analysis excludes customers without any usage of our SOPHiA Platform over the past twelve months and customers who have executed agreements with us that have not generated any revenue to us, including customers that are in the process of being onboarded onto our SOPHiA Platform. The analysis also excludes our customers who access our SOPHiA Platform exclusively through the integrated access model.
Total recurring platform customers increased to 383 as of September 30, 2022 from 375 as of September 30, 2021. The increase is primarily attributable to our continued customer acquisition momentum.
Average Revenue per Platform Customer
The following table shows the average revenue per platform customer as of September 30, 2022 and 2021:

	As of September 30,
(Amounts in USD)	2022	2021
Average revenue per SOPHiA Platform customer	$90,992	$89,189
Average revenue per platform customer is a key measure of our ability to create additional value from our existing customer relationships and the viability of our “land and expand” commercial strategy. We calculate a rolling 12-month average revenue per platform customer based on the total revenue generated by our customers divided by the total number of customers. Average revenue per platform customer is a function of analysis volume, product pricing, access model used and customer size mix.
Average revenue per platform customer increased to $90,992 as of September 30, 2022, from $89,189 as of September 30, 2021. The increase is primarily attributable to the “expand” aspect of our “land and expand” strategy through which we have been able to increase usage rates and adoption of our applications as our relationships with our customers deepen over time. This momentum was partially offset by unfavorable foreign exchange movements for revenue generated from customers who transact in key transactional currencies other than the U.S. dollar, particularly, the euro, the Swiss franc, the British pound, and the Turkish lira, as a result of the challenging global macroeconomic and geopolitical environment.

Net Dollar Retention (NDR)
The following table shows the net dollar retention as of September 30, 2022 and 2021:

	As of September 30,
	2022	2021
Net dollar retention (NDR)	109%	138%

We track net dollar retention for our dry lab and bundle access customers as a measure of our ability to grow the revenue generated from our recurring platform customers through our “land and expand” strategy net of revenue churn, which we define as the annualized revenues we estimate to have lost from customers who access our platform through our dry lab access and bundle access models and have not generated revenue over the past twelve months in that period based on their average quarterly revenue contributions from point of onboarding as a percentage of total recurring platform revenue. To calculate net dollar retention, we first specify a measurement period consisting of the trailing two-year period from our fiscal period end. Next, we define a measurement cohort consisting of platform customers who use our dry lab access and bundle access models from whom we have generated revenues during the first month of the measurement period, which we believe is generally representative of our overall dry lab access and bundle access customer base. We then calculate our net dollar retention as the ratio between the U.S. dollar amount of revenue generated from this cohort in the second year of the measurement period and the U.S. dollar amount of revenue generated in the first year. Any customer in the cohort that did not use our platform in the second year are included in the calculation as having contributed zero revenue in the second year.
Net dollar retention decreased to 109% as of September 30, 2022 from 138% as of September 30, 2021. The year-over-year decrease in revenue growth momentum is attributable to unfavorable foreign exchange movements for revenue generated in key transactional currencies other than the U.S. dollar, particularly the euro, the Swiss franc, the British pound, and the Turkish lira; a slightly elevated annualized revenue churn rate of 6%, which is still within the range of what we would consider standard; and a decrease in COVID-19-related revenues as our customers reduced their COVID-19-related operations and business. Net dollar retention had reached a historical high in 2021, as there was sizeable pent up demand across our customer base as a result of the pandemic, which led to significant revenue growth momentum in 2021 and a higher baseline of comparison relative to 2022 revenue, which impacted growth as customer demand normalized.
Components of Results of Operations
For a discussion of our components of results of operations, see the “Operating and Financial Review and Prospects—Operating Results—Components of Results of Operations” section of our Annual Report on Form 20-F for the year ended December 31, 2021.

Results of Operations
Comparison of the Three Months Ended September 30, 2022 and September 30, 2021

The following table summarizes our results of operations for the three months ended September 30, 2022 and September 30, 2021:

	Three months ended September 30,		Change
(Amounts in USD thousands, except %)	2022	2021	$	%
Revenue	$11,648	$10,359	$1,289	12%
Cost of revenue	(4,355)	(3,815)	(540)	14%
Gross profit	7,293	6,544	749	11%
Research and development costs	(10,116)	(7,655)	(2,461)	32%
Selling and marketing costs	(7,921)	(7,706)	(215)	3%
General and administrative costs	(12,809)	(11,689)	(1,120)	10%
Other operating (expense) income, net	(86)	4	(90)	(2250)%
Operating loss	(23,639)	(20,502)	(3,137)	15%
Finance (expense) income, net	224	(263)	487	(185)%
Loss before income taxes	(23,415)	(20,765)	(2,650)	13%
Income tax benefit (expense)	105	(478)	583	(122)%
Loss for the period	$(23,310)	$(21,243)	(2,067)	10%
Revenue
The following table presents revenue by stream:

	Three months ended September 30,		Change
(Amounts in USD thousands, except %)	2022	2021	$	%
SOPHiA Platform	$11,231	$10,151	$1,080	11%
Workflow equipment and services	417	208	209	100%
Total revenue	$11,648	$10,359	$1,289	12%

Revenue was $11.6 million for the three months ended September 30, 2022 as compared to $10.4 million for the three months ended September 30, 2021. This increase was primarily attributable to an increase in SOPHiA Platform revenue, partially offset by $2.2 million in foreign exchange impact in the third quarter of 2022 related to unfavorable movements in exchange rates between key transactional currencies, particularly the euro, the Swiss franc, the British pound, and the Turkish lira, and our reporting currency, the U.S. dollar. SOPHiA Platform revenue was $11.2 million for the three months ended September 30, 2022 as compared to $10.2 million for the three months ended September 30, 2021. This increase was primarily attributable to new customers onboarded onto our platform and improved usage rates across our existing customers, partially offset by unfavorable movements in exchange rates between key transactional currencies, particularly the euro, the Swiss franc, the British pound, and the Turkish lira, and the U.S. dollar. Workflow equipment and services revenue was $0.4 million for the three months ended September 30, 2022 as compared to $0.2 million for the three months ended

September 30, 2021. This increase was related to the sale of an automation solution, which did not occur in the three months September 30, 2021.
Cost of Revenue
The following table presents cost of revenue, gross profit, and gross margin:

	Three months ended September 30,		Change
(Amounts in USD thousands, except %)	2022	2021	$	%
Cost of revenue	$(4,355)	$(3,815)	$(540)	14%
Gross profit	$7,293	$6,544	$749	11%
Gross margin	63%	63%

Cost of revenue was $4.4 million for the three months ended September 30, 2022 as compared to $3.8 million for the three months ended September 30, 2021. This increase was primarily attributable to an increase in computational and storage-related costs of $0.4 million in line with the usage and revenue. The consistent gross profit margin of 63% for the three months ended September 30, 2022 as compared to September 30, 2021 was due to an increase in computational and storage-related costs, offset by the effect of a more favorable product and services mix.
Operating Expenses
The following table presents research and development costs, selling and marketing costs, general and administrative costs, and other operating income net:

	Three months ended September 30,		Change
(Amounts in USD thousands, except %)	2022	2021	$	%
Research and development costs	(10,116)	(7,655)	$(2,461)	32%
Selling and marketing costs	(7,921)	(7,706)	(215)	3%
General and administrative costs	(12,809)	(11,689)	(1,120)	10%
Other operating (expense) income, net	(86)	4	(90)	(2250)%
Total operating expenses	$(30,932)	$(27,046)	$(3,886)	14%

Research and Development Costs
Research and development ("R&D") costs were $10.1 million for the three months ended September 30, 2022 as compared to $7.7 million for the three months ended September 30, 2021. This increase was primarily attributable to an increase in employee-related expenses of $1.4 million, as we increased headcount to support the development of new products and applications, including CarePath, and an increase of $1.4 million in professional services-related expenses, including those incurred for our Deep Lung IV clinical study.
Selling and Marketing Costs
Selling and marketing costs were $7.9 million for the three months ended September 30, 2022 as compared to $7.7 million for the three months ended September 30, 2021. This increase was primarily attributable to a $0.2 million increase in variable expenses, including marketing and travel-related expenses, as COVID-19 restrictions continue to be loosened.

General and Administrative Costs
General and administrative costs were $12.8 million for three months ended September 30, 2022 as compared to $11.7 million for the three months ended September 30, 2021. This increase was primarily attributable to the continued scale-up of our organization, the development of quality-related initiatives to support a potential expansion of our business into more regulated markets, an increase of $1.3 million in employee-related expenses attributable to an increase in headcount and share-based compensation and an increase in insurance expenses, partially offset by a decrease in professional services-related expenses of $0.4 million.
Other Operating (Expense) Income, Net
Other operating (expense) income, net was $0.1 million for the three months ended September 30, 2022 as compared to less than $0.1 million for the three months ended September 30, 2021.
Finance Income (Expense), Net
The following presents the finance income (expense), net:

	Three months ended September 30,		Change
(Amounts in USD thousands, except %)	2022	2021	$	%
Finance income (expense), net	$224	(263)	$487	(185)%

Finance income, net was $0.2 million for the three months ended September 30, 2022 as compared to $0.3 million of finance expense, net for the three months ended September 30, 2021. The change to income from an expense was primarily attributable to the more favorable interest rates on our cash and short-term deposits and the movement in the valuation of the fee payable to TriplePoint Capital LLC (“TriplePoint”) no longer being recorded on our financial statements, as the fee was paid upon the completion of our IPO in July 2021.
Income Tax Benefit (Expense)
The following table presents the income tax benefit (expense):

	Three months ended September 30,		Change
(Amounts in USD thousands, except %)	2022	2021	$	%
Income tax benefit (expense)	$105	(478)	$583	(122)%
Income tax benefit was $0.1 million for the three months ended September 30, 2022 as compared to a tax expense of $0.5 million for the three months ended September 30, 2021. The change to a tax benefit from tax expense was primarily attributable to tax benefits in our subsidiaries and the reduction of uncertain tax positions.

Comparison of the Nine Months Ended September 30, 2022 and September 30, 2021
The following table summarizes our results of operations for the nine months ended September 30, 2022 and September 30, 2021:

	Nine months ended September 30,		Change
(Amounts in USD thousands, except %)	2022	2021	$	%
Revenue	$34,176	$29,513	$4,663	16%
Cost of revenue	(12,552)	(11,122)	(1,430)	13%
Gross profit	21,624	18,391	3,233	18%
Research and development costs	(28,581)	(20,220)	(8,361)	41%
Selling and marketing costs	(24,020)	(20,161)	(3,859)	19%
General and administrative costs	(41,887)	(28,546)	(13,341)	47%
Other operating income, net	125	56	69	123%
Operating loss	(72,739)	(50,480)	(22,259)	44%
Finance expense, net	(617)	(1,128)	511	(45)%
Loss before income taxes	(73,356)	(51,608)	(21,748)	42%
Income tax expense	(122)	(693)	571	(82)%
Loss for the period	$(73,478)	$(52,301)	$(21,177)	40%
Revenue
The following table presents revenue by stream:

	Nine months ended September 30,		Change
(Amounts in USD thousands, except %)	2022	2021	$	%
SOPHiA Platform	$32,884	$28,713	$4,171	15%
Workflow equipment and services	1,292	800	492	62%
Total revenue	$34,176	$29,513	$4,663	16%
Revenue was $34.2 million for the nine months ended September 30, 2022 as compared to $29.5 million for the nine months ended September 30, 2021. This increase was primarily attributable to an increase in SOPHiA Platform revenue, partially offset by $4.4 million in foreign exchange impact for the nine months ended September 30, 2022 related to unfavorable movements in exchange rates between key transactional currencies, particularly the euro, the Swiss franc, the British pound, and the Turkish lira, and our principal reporting currency, the U.S. dollar. SOPHiA Platform revenue was $32.9 million for the nine months ended September 30, 2022 as compared to $28.7 million for the nine months ended September 30, 2021. This increase was primarily attributable to new customers onboarded onto our platform and improved usage rates across our existing customers, partially offset by unfavorable movements in exchange rates between key transactional currencies, particularly the euro, the Swiss franc, and the Turkish lira, the British pound, and the U.S. dollar. Workflow equipment and services revenue was $1.3 million for the nine months ended September 30, 2022 as compared to $0.8 million for the nine months ended September 30, 2021. This increase was attributable to an increase in automation solutions and setup-related revenues.

Cost of Revenue
The following table presents cost of revenue, gross profit, and gross margin:

	Nine months ended September 30,		Change
(Amounts in USD thousands, except %)	2022	2021	$	%
Cost of revenue	$(12,552)	$(11,122)	$(1,430)	13%
Gross profit	$21,624	$18,391	$3,233	18%
Gross margin	63%	62%
Cost of revenue was $12.6 million for the nine months ended September 30, 2022 as compared to $11.1 million for the nine months ended September 30, 2021. This increase was primarily attributable to an increase in revenue, including a $0.4 million increase in amortization of capitalized development costs and a $0.8 million increase in computational and storage-related costs.
Operating Expenses
The following table presents research and development costs, selling and marketing costs, general and administrative costs, and other operating income net:

(Amounts in USD thousands, except %)	Nine months ended September 30,		Change
	2022	2021	$	%
Research and development costs	(28,581)	(20,220)	$(8,361)	41%
Selling and marketing costs	(24,020)	(20,161)	(3,859)	19%
General and administrative costs	(41,887)	(28,546)	(13,341)	47%
Other operating income, net	125	56	69	123%
Total operating expenses	$(94,363)	$(68,871)	$(25,492)	37%
Research and Development Costs
Research and development ("R&D") costs were $28.6 million for the nine months ended September 30, 2022 as compared to $20.2 million for the nine months ended September 30, 2021. This increase was primarily attributable to expenses related to our continued product development activities, including an increase of $5.7 million in employee-related expenses as we increased our headcount, an increase of $1.2 million in lab supplies, and an increase of $2.7 million in professional services-related expenses primarily related to our Deep Lung IV clinical study. .
Selling and Marketing Costs
Selling and marketing costs were $24.0 million for the nine months ended September 30, 2022 as compared to $20.2 million for the nine months ended September 30, 2021. This increase was primarily attributable to a $1.5 million increase in employee-related expenses as we scaled up our sales force and a $2.0 million increase in variable expenses, including marketing and travel-related expenses, as COVID-19 restrictions continued to be loosened.
General and Administrative Costs
General and administrative costs were $41.9 million for nine months ended September 30, 2022 as compared to $28.5 million for the nine months ended September 30, 2021. This increase was primarily attributable to the continued scale-up of our organization, the development of quality-related initiatives to support a potential expansion of our business into more regulated markets, an increase of $8.9 million in employee-related expenses as a result of an increase in headcount and share-based compensation, and an increase of $2.8 million in public company-related expenses.

Other Operating Income, Net
Other operating income, net was $0.1 million for the nine months ended September 30, 2022 and $0.1 million for the nine months ended September 30, 2021.
Finance Expense, Net
The following presents the finance expense, net:

	Nine months ended September 30,		Change
(Amounts in USD thousands, except %)	2022	2021	$	%
Finance expense, net	$(617)	(1,128)	$511	(45)%
Finance expense, net was $0.6 million for the nine months ended September 30, 2022 as compared to $1.1 million for the nine months ended September 30, 2021. This change was primarily attributable to an increase in foreign exchange losses arising from transactions with vendors and customers offset by the movement in the valuation of the fee payable to TriplePoint no longer being recorded on our financial statements, as the fee was paid upon the completion of our IPO in July 2021.
Income Tax Expense
The following table presents the income tax expense:

	Nine months ended September 30,		Change
(Amounts in USD thousands, except %)	2022	2021	$	%
Income tax expense	(122)	(693)	571	(82)%
Income tax expense was $0.1 million for the nine months ended September 30, 2022 as compared to $0.7 million for the nine months ended September 30, 2021. The decrease in tax expense is primarily related to tax benefits in our subsidiaries and the reduction in uncertain tax positions.

Liquidity and Capital Resources
Sources of Capital Resources
Our principal sources of liquidity were cash and cash equivalents totaling $157.8 million and $193.0 million as of September 30, 2022 and December 31, 2021, respectively, which were held for a variety of growth initiatives and investments in our SOPHiA Platform and related solutions, products and services as well as working capital purposes. Our cash and cash equivalents are comprised of bank and short-term deposits with maturities up to three months. Separately, we held term deposits with maturities between three and twelve months totaling $31.4 million and $72.4 million as of September 30, 2022 and December 31, 2021, respectively.
On June 21, 2022 we entered into a credit agreement (the “Credit Facility”) with Credit Suisse Group AG for up to CHF 5.0 million. Borrowings under the credit facility will bear interest at a rate to be established between us and Credit Suisse at the time of each draw down. Borrowings under the Credit Facility have no restrictions related to its use. As of September 30, 2022, we had no borrowings outstanding under the Credit Facility.

We have funded our operations primarily through equity financing and, to a lesser extent, through revenue generated from the sale of access to our SOPHiA Platform and related licenses and services. Invoices for our products and services are a substantial source of revenue for our business, which are included on our consolidated balance sheet as trade receivables prior to collection. Accordingly, collections from our customers have a material impact on our cash flows from operating activities. As we expect our revenue to grow, we also expect our accounts receivable and inventory balances to increase, which could result in greater working capital requirements.
Operating Capital Requirements
We expect to continue to incur net losses for the foreseeable future as we continue to devote substantial resources to research and development, in particular, to further expand the applications and modalities of our SOPHiA Platform in order to accommodate multimodal data analytics capabilities across a wide range of disease areas; selling and marketing efforts for our SOPHiA Platform to establish and maintain relationships with our collaborators and customers; and obtaining regulatory clearances or approvals for our SOPHiA Platform and our products and services. We believe that our existing cash and cash equivalents will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months.

Based on our current business plan, we believe that our existing cash and cash equivalents and forecasted revenues will enable us to fund our operating expenses and capital expenditure requirements into 2025. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, which are outlined in our Annual Report on Form 20-F for the year ended December 31, 2021 and our subsequent filings with the SEC.
Cash Flows
The following table summarizes our cash flows for nine months ended September 30, 2022 and 2021:

	Nine months ended September 30,
(Amounts in USD thousands)	2022	2021
Net cash provided by/(used in):
Operating activities	$(59,764)	$(42,520)
Investing activities	29,835	(55,647)
Financing activities	(988)	238,220
Net decrease in cash and cash equivalents	$(30,917)	$140,053
Effect of exchange rate differences on cash and cash equivalents	$(4,218)	$(4,688)
Operating Activities
For the nine months ended September 30, 2022, net cash used in operating activities was $59.8 million, primarily attributable to our net loss of $73.5 million, which was reflective of our continued research and development of and commercialization activities for our SOPHiA Platform, partially offset by $11.0 million of non-cash share-based compensation expense.
For the nine months ended September 30, 2021, net cash used in operating activities was $42.5 million, primarily attributable to our net loss of $52.3 million, which was reflective of our continued research and development of and commercialization activities for our SOPHiA platform, partially offset by $4.9 million of non-cash share-based compensation expense and $2.3 million of non-cash interest expense.
Investing Activities
For the nine months ended September 30, 2022, net cash provided by investing activities was $29.8 million, primarily attributable to the maturity of $63.5 million of term deposits, partially offset by $26.5 million of reinvestment in term deposits and $3.5 million of capitalized development costs.
For the nine months ended September 30, 2021, net cash used in investing activities was $55.6 million, primarily attributable to capital expenditures to support research and development and revenue-generating activities, capitalized costs related to our research and development activities, and an investment of a portion of the proceeds from our IPO in liquid term deposits and short-term investments.

Financing Activities
For the nine months ended September 30, 2022, net cash used in financing activities was $1.0 million, primarily attributable to rent payments on our office facilities in Rolle, St. Sulpice, and Boston and partially offset by $0.7 million in proceeds from the exercise of share options.
For the nine months ended September 30, 2021, net cash provided by financing activities was $238.2 million, primarily attributable to proceeds from our IPO and private placement and the exercise of share options, partially offset by the repayment of COVID-19 loan obligations to Credit Agricole Pyrénées Gascogne and Credit Suisse (Switzerland) Ltd. and payment of IPO-related expenses.
Contractual Obligations and Other Commitments
Rolle office
On January 25, 2022, we entered into an amendment to the lease for office space in Rolle, Switzerland. The amendment provides us with an additional floor of approximately 21,258 square feet starting on April 1, 2022. Upon commencement of the lease, we recorded a right-of-use asset of $4.5 million and a lease liability of $4.5 million.
As of September 30, 2022, there have been no other material changes to our contractual obligations and commitments from those described in the “Operating and Financial Review and Prospects” section of our Annual Report on Form 20-F for the year ended December 31, 2021.
Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed by, or under the supervision of, a company’s principal executive and principal financial officers, or persons performing similar functions, and effected by a company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
In connection with the preparation of our consolidated financial statements and audit process for the years ended December 31, 2020 and December 31, 2019, we and our independent registered public accounting firm have identified material weaknesses in our internal controls related to financial reporting. For each of the fiscal years ended December 31, 2020 and 2019, we have determined that we did not:
•design or maintain an effective control environment commensurate with our financial reporting requirements due to lack of sufficient accounting professionals with the appropriate level of skill, experience and training. Specifically, we lack sufficient financial reporting and accounting personnel with appropriate knowledge of IFRS to address complex technical accounting issues and to prepare consolidated financial statements and related disclosures;
•design and maintain formal accounting policies, procedures and controls to achieve complete, accurate and timely financial accounting, year-end reporting and disclosures, including controls over the preparation and review of account reconciliations, journal entries and period end financial reporting; and
•design and maintain effective controls over certain information technology general controls for IT systems that are relevant to the preparation of our consolidated financial statements. Specifically, we did not design and maintain: (a) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate personnel, (b) program change management controls to ensure that IT program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately, and (c) testing and approval controls for program development to ensure that new software development is aligned with business and IT requirements.

These material weaknesses resulted in adjustments to our consolidated financial statements during the audit process.
Since our IPO, we have taken and continue to take steps to remediate the aforementioned material weaknesses and to enhance our overall control environment. Regarding the material weakness related to the lack of sufficient accounting professionals with the appropriate level of skill, experience and training, we have hired a number of key employees in our accounting department, including a new Controller and director of technical accounting and reporting, to support our Chief Financial Officer and retained accounting consultants to provide additional support to our technical accounting and financial reporting capabilities and support our finance department in the design and implementation of an improved internal controls system. We have continued the process of reviewing, improving, and documenting our accounting and financial processes and internal controls, improving and formalizing accounting and reporting policies, and building out the appropriate technical, financial management and reporting systems infrastructure to automate and standardize such policies.
We believe that the professionals that we have hired to date have the appropriate level of skills, experience, and training to put us in the position to remediate the first aforementioned material weakness once they have been fully integrated into our control environment and operated those controls across a sufficient number of reporting periods. To address the other two aforementioned material weaknesses, we also are continuing to improve our process of reviewing and documenting our accounting and financial processes and internal controls, to improve and formalize accounting and reporting policies, and to build out the appropriate technical, financial management and reporting systems infrastructure to automate and standardize such policies.
We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to the material weaknesses in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses.
Off-Balance Sheet Arrangements
We did not have, during the periods presented, and we do not currently have, any off-balance sheet arrangements or commitments.
Quantitative and Qualitative Disclosures about Market Risk
Interest Rate Risk
We had cash and cash equivalents totaling $157.8 million as of September 30, 2022, which are comprised of cash and short-term deposits with maturities up to three months. We also had term deposits and short-term investments totaling $31.4 million as of September 30, 2022. Our cash equivalents are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely affected due to a rise in interest rates. Due in part to these factors, our future investment income may fall short of expectation due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates.
We do not enter into investments for trading or speculative purposes. We do not use any financial instruments to manage our interest rate risk exposure.
Foreign Exchange Risk
We operate internationally and the majority of our revenue, expenses, assets, liabilities, and cash flows are denominated in currencies other than our presentation currency. As a result, we are exposed to fluctuations in foreign exchange rates.
We do not believe that there have been material changes in our foreign exchange risk exposure from the disclosure included in the “Quantitative and Qualitative Disclosures About Market Risk” section of our Annual Report on Form 20-F for the year ended December 31, 2021.

Credit Risk
We are exposed to credit risk from our operating activities, primarily trade receivables. Credit risk is the risk that a counterparty will be unable to meet its obligations under a financial instrument or customer contract. We assess writing off of receivables on a case-by-case basis if the outstanding balance exceeds one year.
We do not believe that credit risk had a material effect on our business, financial condition or results of operations. The largest customer balance represented 14% of trade and other receivables as of September 30, 2022. Our cash and cash equivalents are deposited with reputable financial institutions. If customers representing a significant percentage of our trade receivables are unable to meet their payment obligations to us, we may suffer harm to our business, financial condition or results of operations.
Inflation Risk
We believe our business is able to pass along increases in the costs of providing our products and services caused by inflation by increasing the prices of our products and services. For multi-year contracts, our general terms and conditions allow us to increase prices, at minimum on an annual basis. However, we do not believe that inflation had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition or results of operations.
Critical Accounting Policies and Significant Judgments and Estimates
The preparation of financial statements in conformity with IFRS requires the use of accounting estimates. It also requires management to exercise judgement in applying our accounting policies. Disclosed below are the areas which require a high degree of judgment, significant assumptions and/or estimates. The most significant assumptions used in the financial statements are the underlying assumptions used in revenue recognition, capitalized internal development costs, share-based compensation, goodwill impairment testing, defined benefit pension liabilities, expected credit loss, income taxes, and derivatives. We base estimates and assumptions on historical experience when available and on various factors that we determined to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.
Our critical accounting policies and significant estimates that involve a higher degree of judgment and complexity are described in the “Operating and Financial Review and Prospects—Critical Accounting Estimates” section of our Annual Report on Form 20-F for the year ended December 31, 2021. There have been no material changes to our critical accounting policies and estimates as disclosed therein, with the exception of our adoption of recent accounting pronouncements, as discussed below.
Recent Accounting Pronouncements

In connection with our recent adoption of IFRS for the preparation of our financial statements, certain new accounting standards and interpretations have been published that are not mandatory for the December 31, 2022 reporting periods and have not been adopted early by us. These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions. See Note 2 to the audited condensed consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2021 and Note 1 of our unaudited interim condensed consolidated financial statements included as Exhibit 99.1 to the Report on Form 6-K to which this discussion and analysis is included as Exhibit 99.2.
Emerging Growth Company Status
In April 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies. This provision allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

This transition period is only applicable under U.S. GAAP. As a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required or permitted by the International Accounting Standards Board.
Subject to certain conditions, as an emerging growth company, we intend to rely on certain of these exemptions, including without limitation, (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the critical audit matters. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) December 31, 2026; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC, which means the market value of our ordinary shares that are held by non-affiliates equals or exceeds $700.0 million as of the prior June 30th.